FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of January 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td></td><td>M-Systems Flash Disk Pioneers, Ltd.</td></tr>
<tr><td></td><td></td><td>(Registrant)</td></tr>
</table>

Date: January 28, 2003   By: /s/ Etan Mogilner

Etan Mogilner,
Associate General Counsel



M-Systems Contact: Investor Relations Contacts:
Ronit Maor   Jeff Corbin / Evan Smith
CFO   KCSA
972-9-764-5002   212-682-6300
ronitm@m-sys.com   jcorbin@kcsa.com / esmith@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS
- - - - -
Q4 Revenues $20.7 Million, double the revenues of Q4 2001;
2002 Revenues $64.8 Million, 45% higher than 2001

KFAR-SABA, Israel, January 23, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today announced earnings for the fourth quarter and year-end results for the period ended December 31, 2002.

For the quarter ended December 31, 2002, revenues increased by 15 percent to $20.7 million, compared to revenues of $18.0 million in the previous quarter, and increased by 100 percent compared to $10.3 million in the fourth quarter of 2001. The Company reported a net loss for the quarter ended December 31, 2002 of $0.9 million, or $(0.03) per share, compared to a net loss of $1.0 million, or $(0.04) per share, in the previous quarter, and a net loss of $2.4 million, or $(0.09) per share, in the fourth quarter of 2001. Gross margins for the quarter were 31 percent, unchanged from the gross margins in the previous quarter and compared to 34 percent in the fourth quarter of 2001.

For the year ended December 31, 2002, revenues increased by 45 percent to $64.8 million, compared to revenues of $44.7 million in 2001. The Company reported a net loss of $5.5 million, or $(0.20) per share, for the year ended December 31, 2002. This compares to a pro forma net loss of $10.4 million, or $(0.39) per share, for the year ended

December 31, 2001, which excludes an inventory charge of $30.2 million, and a capital loss of $1.2 million, and compares to a net loss of $41.8 million, or $(1.56) per share, including the inventory charge and the capital loss, for the year ended December 31, 2001. Gross margins for the year ended December 31, 2002 were 31 percent, compared to pro forma gross margins of 32 percent in the corresponding period of 2001.

Commenting on the results, Dov Moran, President and CEO of M-Systems, said: "Over the past year we have made tremendous progress both in strengthening M-Systems' position as a true leader in the growing flash data storage market and in considerably narrowing our losses on the way to achieving profitability. Throughout 2002, we increased our revenues from quarter to quarter, and announced significant design wins, partnerships and expanded sales and distribution channels in our target markets.

"I am particularly pleased with the continued momentum of our DiskOnKey product line, and with the significant progress and growing acceptance of our Mobile DiskOnChip products in the mobile market. This past year alone, DiskOnKey sales increased by 317 percent to 27.6 million dollars from 6.6 million dollars in 2001. We expect DiskOnKey sales to continue to grow through distribution channels and partners, both existing and new, as well as the development and launch of new products. Furthermore, in the fourth quarter we announced several major new Mobile DiskOnChip design wins with leading manufacturers of cellular phones and personal digital assistants (PDAs). We anticipate that our introduction of our Mobile DiskOnChip product line to the handset and PDA markets will result in increased revenues from new design wins and worldwide customers in both markets, further diversifying our revenue sources.

"We have great expectations for 2003 as we are confident that M-Systems will continue to build upon its many achievements in 2002 and extend its reach in the global flash data storage market," Mr. Moran concluded.

Mr. Moran will discuss the Company's financial results and other matters discussed in this press release in a group conference call at 10:00 a.m. U.S. EST, today, January 23, 2002. Those who wish to participate may call: 1-973-582-2737. The call will also be available live on the Internet at www.kcsa.com and www.m-sys.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from approximately 12:00 EST, January 23, 2003, until January 28, 2003, at 11:59 p.m. To listen to the replay, please call 1-973- 341-3080. To access the replay, users will need to enter the following code: 3681151.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD™) product families. For more information, please contact M-Systems at www.m-sys.com.

###

NOTE: This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the

impact of competitive products and pricing on the company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company's and its customers' products; and other risk factors detailed in the company's most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems' future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.

(Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND YEAR ENDED ON DECEMBER 31, 2002 EXCLUDING
INVENTORY REDUCTION AND CAPITAL LOSS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Three months ended December 31,		Year ended December 31,	
	2002	**2001**	**2002**	**2001**
Revenues	$ 20,657	$ 10,319	$ 64,817	$ 44,678
Cost of revenues	14,209	6,831	44,415	30,356
Gross profit	6,448	3,488	20,402	14,322
Operating expenses:				
Research & development, net	3,517	3,149	11,974	13,290
Sales and marketing	3,439	2,645	12,547	12,122
General and administrative	1,041	934	4,000	3,913
Total operating expenses	7,997	6,728	28,521	29,325
Operating loss	(1,549)	(3,240)	(8,119)	(15,003)
Financial income, net	666	796	2,619	4,628
Net loss	$ (883)	$ (2,444)	$ (5,500)	$ (10,375)
Basic and diluted loss per share	$ (0.03)	$ (0.09)	$ (0.20)	$ (0.39)
Weighted average number of shares used in computing basic and diluted net loss per share	27,028,825	26,813,613	26,953,410	26,715,683

- - - - - - - - - -

(Additional Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,	
	2002	**2001**	**2002**	**2001**
			Audited	
Revenues	$ 20,657	$ 10,319	$ 64,817	$ 44,678
Cost of revenues	14,209	6,831	44,415	30,356
Inventory write-down	-	-	-	30,217
Gross profit (loss)	6,448	3,488	20,402	(15,895)
Operating expenses:				
Research & development, net	3,517	3,149	11,974	13,290
Sales and marketing	3,439	2,645	12,547	12,122
General and administrative	1,041	934	4,000	3,913
Total operating expenses	7,997	6,728	28,521	29,325
Operating loss	(1,549)	(3,240)	(8,119)	(45,220)
Capital loss	-	-	-	(1,193)
Financial income, net	666	796	2,619	4,628
Net loss	$ (883)	$ (2,444)	$ (5,500)	$ (41,785)
Basic and diluted loss per share	$ (0.03)	$ (0.09)	$ (0.20)	$ (1.56)
Weighted average number of shares used in computing basic and diluted net loss per share	27,028,825	26,813,613	26,953,410	26,715,683

(Additional Table to Follow)

- - - - - - - - - -

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2002	September 30, 2002	December 31, 2001
ASSETS			
Cash, cash equivalents, short-term bank deposit and marketable securities	$ 94,094	$ 93,221	$ 97,236
Trade receivables	4,920	3,465	5,125
Other accounts receivable and prepaid expenses	1,962	1,104	1,008
Inventories	17,100	16,281	11,631
Severance pay funds	1,763	1,553	1,338
Long-term investment	10,616	10,662	10,391
Property and equipment, net	16,756	16,899	17,206
Other assets, net	991	1,127	1,516
Total assets	$ 148,202	$ 144,312	$ 145,451
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade payables	$ 8,044	$ 5,347	$ 2,796
Deferred revenues	4,759	3,125	2,919
Other accounts payable and accrued expenses	4,915	5,013	4,836
Accrued severance pay	2,194	1,969	1,849
Total liabilities	19,912	15,454	12,400
SHAREHOLDERS' EQUITY:			
Share capital	8	8	8
Additional paid-in capital	185,387	185,072	184,648
Accumulated deficit	(57,105)	(56,222)	(51,605)
Total shareholders' equity	128,290	128,858	133,051
Total liabilities and shareholders' equity	$ 148,202	$ 144,312	$ 145,451